American Standard Energy Corp.

4800 NORTH SCOTTSDALE ROAD, SUITE 1400

SCOTTSDALE, ARIZONA 85251

PHONE: 480.371.1929

January 11, 2012

XOG Operating LLC

Geronimo Holdings LLC

HNL Royalties LLC

Geronimo Holding Corporation

Randall Capps

Attn:  Randall Capps

Dear Mr. Capps:

The purpose of this letter (“Letter”) is to amend, restate and supersede the letter dated November 15, 2011 (the “Original LOI”) by and among XOG Operating LLC (“XOG”), Geronimo Holdings LLC (“Geronimo Holdings LLC”), HNL Royalties LLC (“HNL”) and American Standard Energy Corp., a Delaware corporation (“ASEC”), and to confirm the intentions of the parties hereto with respect to the acquisition by ASEC and/or a subsidiary, affiliate, designee or assign thereof (the “Company”), of certain assets of XOG, HNL, Geronimo Holdings LLC, Geronimo Holding Corporation (“Geronimo Holding Corp.”), Randall Capps (“Capps”) and/or his or their respective subsidiaries and affiliates (XOG, Geronimo Holdings LLC, HNL, Geronimo Holding Corp. and Capps and his or their affiliates, collectively, the “XOG Group”).  This Letter amends, restates and supersedes the Original LOI.

The principal terms of the transactions contemplated hereby (the “Transaction”) would be as follows:

I.           At the Closing (as hereinafter defined), the Company would acquire good and marketable title to the net revenue interests and working interests in and to the oil, gas and/or mineral leases and leasehold estates set forth on Exhibit A attached hereto, together with any other assets to be agreed upon (collectively, the “Assets”). Prior to closing, XOG Group would maintain and operate its oil and gas properties in a good and workmanlike manner consistent with prudent and generally accepted oil field practices.  XOG Group would not sell, dispose, pledge, mortgage, hypothecate or otherwise transfer or encumber the properties, or its interest in them without written consent of ASEC. XOG Group would perform all lease obligations during this period in order to maintain all leases.  If any of the properties are sold or transferred with the consent of ASEC, the purchase price would be reduced accordingly by the value, as calculated by ASEC, of any properties being sold or transferred.

II.        The purchase price to be paid by ASEC to the XOG Group for the Transaction would be payable as follows: (i) $10 million (“Cash Consideration”), (ii) a note in the amount of $35,000,000 and (iii) 5,000,000 shares of common stock of ASEC (the “Shares”), subject to a fairness opinion; provided, however that $1,500,000 of the Cash Consideration has been previously paid by ASEC to the XOG Group.  ASEC would not assume any liabilities of any nature whatsoever, whether direct or indirect, contingent or otherwise.  The purchase price would be adjusted as agreed upon by the parties for factors including, but not limited to, value attributable to gas imbalances, the value of title defects or working interest adjustments to the Assets and any other necessary value adjustments resulting from the due diligence process.

III.        Assets included in the purchase would include prospect location areas, seismic and other data, exploration and development prospects, oil and gas leases including interests in oil, gas and all oil and gas producing equipment, fixtures, plants, pipelines and other such typical oilfield devices, limited, however, to equipment, fixtures, plants, pipelines and other such typical oilfield devices associated with properties. Project related well, land, legal and production files are considered to be critical operational files, and would be arranged for delivery to ASEC offices as soon as practicable upon closing.

IV.          The Transaction would be subject to the execution and delivery by the parties hereto of mutually satisfactory asset purchase agreement, assignment of leases, assignment and bill of sale and other documents as necessary to transfer the Assets to the Company which contain representations and warranties (which would survive the Closing), covenants, indemnities and closing conditions of a type which are customarily included in such agreements (the “Definitive Agreement”).

A.           Pursuant to the terms of the Definitive Agreement, XOG Group would have the right but not the obligation to include the Shares in a registration statement filed in connection with an underwritten public offering of the shares of common stock of ASEC.

V.           The parties would use commercially reasonable efforts to adhere to a schedule so that the Closing would occur on or about January 31, 2012. The Transaction would be subject to, among other things:

A.           the approval thereof by the Boards of Directors of ASEC and each member of the XOG Group and any requisite stockholder approval by the XOG Group, if necessary;

B.           the receipt of all required third party (including lender approvals), governmental, regulatory and administrative consents and approvals;

C.           completion by ASEC to its satisfaction, of its due diligence investigation set forth in this Letter;

D.           the absence of a material adverse change in the value of the Assets since the date of the Definitive Agreement;

E.           the absence of any injunction or other legal prohibition; and

F.           the receipt of a fairness opinion by a nationally recognized firm on behalf of ASEC.

VI.           Each party hereto hereby represents and warrants to the other parties hereto that it has done nothing to incur any obligation or liability to the other for a finder’s fee, commission, brokerage fee or like payment in connection with the Transaction.  Each member of the XOG Group would indemnify ASEC against any claims, costs, losses, expenses or liabilities arising from any claim for commissions, finder’s fees or other compensation in connection with the contemplated Transaction which may be asserted by any person based on any agreement or arrangement for payment.

VII.           The Company shall be given full access to all exploration, production, financial and legal records of the XOG Group which are relevant to the completion of due diligence reviews of the purchase contemplated herein. The XOG Group agrees to provide free access to all field production facilities which relate to the Transaction.  Where appropriate, the XOG Group personnel will be available to escort due diligence reviewers into sensitive or restricted areas.  The Company agrees to use its commercially reasonable efforts to complete its due diligence investigations by January 15, 2012. All information which is obtained by the Company or the XOG Group in connection with the contemplated Transaction or the foregoing investigation shall be kept strictly confidential.

A.           The Company shall have the exclusive right to enter into the Transaction, and each entity comprising the XOG Group agrees that from the date of this Letter through March 31, 2012 (the “Exclusivity Period”), such member of the XOG Group shall not, nor shall the board of directors or stockholder(s) or other equity holders of each member of the XOG Group authorize or permit such member of the XOG Group’s officers, directors, employees, or any investment banker, financial adviser, attorney, accountant, or other representative of each member of the XOG Group, to submit, solicit, initiate, encourage, or discuss with third parties any proposal or offer from any person relating to any reorganization, dissolution, or recapitalization of such member of the XOG Group, or merger or consolidation of such member of the XOG Group, or sale of any stock of such member of the XOG Group, or sale of any assets of such member of the XOG Group outside the ordinary course of business, or any other transactions or business combinations involving such member of the XOG Group or the Assets including without limitation any debt or equity financing thereof (as the case may be, an “Alternate Transaction”), or furnish information with respect to or assist or participate in or facilitate in any other manner any effort or attempt by any person to do or seek the foregoing.  The Exclusivity Period may be extended until June 30, 2012 by the Company in the event that the parties hereto are proceeding in good faith toward the execution of the Definitive Agreement.

B.           Each member of the XOG Group agrees to inform the Company of any proposals, solicitations or discussions with any third parties concerning a possible Alternate Transaction during the term of this Letter.

VIII. Intentionally omitted.

IX.           This Letter, and any obligations of the parties hereunder may be terminated by (i) mutual consent of the parties, (ii) by ASEC if after completion of its due diligence investigation it has determined not to proceed with the Transaction or (iii) by the XOG Group in the event that a Definitive Agreement has not been executed on or prior to March 31, 2012, unless the Exclusivity Period has been extended by ASEC, in which case the aforementioned date shall be extended to June 30, 2012.  Each of the parties shall bear their own respective expenses incurred in connection with the Transaction.

X.           The parties shall consult with each other prior to issuing any press release or otherwise making any public statement with respect to the contents of this document or the Transaction, and none of the parties hereto shall issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law.

XI.           This letter of intent and any dispute arising therefrom shall be governed by the laws of the state of New York.  All proceedings (i.e. trial, arbitration and mediation) with respect to any dispute resolution arising from this letter of intent and the Definitive Agreement between the parties shall take place within New York County, New York.

Except for the provisions of paragraphs VI, VII, IX and X (which are intended to be binding agreements), this letter of intent does not, and is not intended to, constitute a legally binding obligation on the part of any of the parties hereto. It does, however, constitute a statement of the intention of said parties to promptly proceed in good faith with respect to the Transaction. If the foregoing is in accordance with your understanding, please so acknowledge by signing the enclosed copy of this letter and returning it to the undersigned.

Very truly yours, AMERICAN STANDARD ENERGY CORP., a Delaware corporation

By:	/s/ Scott Feldhacker
Name: Scott Feldhacker
Title: Chief Executive Officer

AMERICAN STANDARD ENERGY CORP., a Nevada corporation

By:	/s/ Scott Feldhacker
Name: Scott Feldhacker
Title:

AGREED TO AND ACCEPTED AS OF THIS 11th DAY OF JANUARY, 2012 BY: XOG OPERATING LLC

By:	/s/ Randall Capps
Name: Randall Capps Title: Authorized Person

GERONIMO HOLDINGS LLC

By:	/s/ Randall Capps
Name: Randall Capps Title: Authorized Person

HNL ROYALTIES LLC

By:	/s/ Randall Capps
Name: Randall Capps Title: Authorized Person

GERONIMO HOLDING CORPORATION

By:	/s/ Randall Capps
Name: Randall Capps Title: Authorized Person

/s/ Randall Capps
Randall Capps, Individually